瑞生國際律師事務所 December 14, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2522.7886  Fax: +852.2522.7006
www.lw.com
香港中環康樂廣場八號交易廣場第一座四十一樓
FIRM / AFFILIATE OFFICES
Abu Dhabi               Moscow
Barcelona                Munich
Beijing                     New Jersey
Brussels                   New York
Chicago                   Orange County
Doha                        Paris
Dubai                       Rome
Frankfurt                 San Diego
Hamburg                 San Francisco
Hong Kong              Shanghai
London                    Silicon Valley
Los Angeles            Singapore
Madrid                     Tokyo
Milan                       Washington, D.C.

Re:         Funtalk China Holdings Limited
Post-effective Amendment No.4 to Form S-4
Filed on December 11, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“FCHL”), we are responding to the comments received by facsimile on December 11, 2009 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding FCHL’s Post-effective Amendment No. 4 to Form S-4 (the “Form S-4”), filed on December 11, 2009.

For your convenience, we have set forth below the Staff’s comment and FCHL’s response thereto.

1.
We note your response to the second bullet of prior comment 1. Given that the amended Middle Kingdom Form 10-Q required complete certifications, the full text of the entire report must also be included. Please revise accordingly.

In response to the Staff’s comment, Middle Kingdom has re-filed the full text of the Form 10-Q/A.  The Form 10-Q/A includes i) the signatures of FCHL’s officers and ii) the certifications of FCHL’s chief executive officer and chief financial officer pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1 and 32.2.  Except for these signatures and certifications, the amendment otherwise includes the entire text of the original Form 10-Q filed by Middle Kingdom on August 14, 2009.

Concurrently on the date hereof, the Company is submitting its acceleration request with respect to the Form S-4.  The Company also expects to submit its acceleration request with respect to the Company’s Form F-1 (file number 333-162617), subject to the receipt by the underwriter of applicable approvals from the Financial Industry Regulatory Authority.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

December 14, 2009

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:          Dongping Fei, Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins